Valeo

RECEIVED

2007 AUG -9 A 5:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

07025864

Paris, August 1st, 2007

File n° 83 – 3668
Valeo A.D.R.'s

SUPPL

Dear Sirs,

Please find enclosed our latest release dated July 27, 2007 concerning our H1-2007 Results.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

PROCESSED
AUG 14 2007
THOMSON
FINANCIAL

Encl. 1

Valeo

Communiqué de presse
Press release

07.20

Valeo – First half 2007 results

PARIS, France, 26 July 2007 — The Board of Directors, which met today, approved the summarized consolidated accounts for the first half 2007.

In millions of euros*	1st half			Quarterly variation 2007	
	2007	**2006**	**Change**	**2nd quarter**	**1st quarter**
Total operating revenues	**5,286**	5,309	-0.4%	2,646	2,640
Gross margin	**810**	835	-3.0%	414	396
% of sales	***15.5%***	*15.9%*	*-0.4pt*	*15.9%*	*15.2%*
Operating income	**169**	169	=	90	79
% of total revenues	***3.2%***	*3.2%*	=	*3.4%*	*3.0%*
Net income attributable to Company shareholders	**71**	94	-24.5%	*38*	*33*
% of total revenues	***1.3%***	*1.8%*	*-0.5pt*	*1.4%*	*1.3%*
Basic earnings per share (in euros)	**0.92**	1.23	-25.2%	*0.50*	*0.42*

** Non audited*

First half 2007 Group results

Valeo's total operating revenues stood at 5,286 million euros in the first half 2007, down by 0.4% versus the first half 2006. Adjusted for exchange rate variations (-1.6%) and changes in the consolidated reporting entity (-0.5%), sales increased by 1.7%, in line with the growth in the Group's reference automotive production.

The gross margin for the half totaled 810 million euros, representing for 15.5% of sales, versus 835 million euros or 15.9% of sales in the first half 2006. The Group considers that the rise in raw material prices reduced the gross margin for the half by 0.6 points. The gross margin in the second quarter increased by 0.7 points versus the first quarter.

Valeo

Operating income amounted to 169 million euros, unchanged versus the same period in 2006. It represents 3.2% of total operating revenues, the same ratio as in the first half 2006. Operating income includes a net expense of 17 million euros under "other income and expenses", versus an expense of 32 million euros in 2006.

Income before tax was 126 million euros versus 152 million euros in 2006. This includes other financial expenses of 20 million euros, versus other financial income of 9 million euros in 2006 which included a capital gain of 20 million euros from the sale of the shareholding in Parrot.

Income tax totaled 50 million euros versus 44 million euros in the first half 2006.

The net income attributable to Valeo shareholders was 71 million euros for the half, versus 94 million euros for the first half 2006. Basic earnings per share totaled 0.92 euros, versus 1.23 euros in 2006.

Free cash flow[1] amounted to 78 million euros, unchanged versus the first half 2006.

At 30 June 2007, Valeo's net debt stood at 940 million euros versus 968 million euros at 31 December 2006. The debt-to-equity ratio was 51% versus 55% at year-end 2006.

The order intake for the half represented 1.2 times OEM sales for the period, a level equivalent to that of the first half 2006.

Highlights of the first half

The Group's **technological innovation potential** continues to be widely recognized by the market. Valeo's blind spot detection system, winner of a 2007 PACE Award, will be available on selected Buick and Cadillac models from 2008. The Park4U™ parking assistance system, introduced as a world premiere on the Volkswagen Touran in the middle of the first half, has had an excellent launch and will soon be available on nine additional models. The StARS™ micro-hybrid system, which has equipped the Citroën C2 and C3 – also as a world premiere – since 2004, is now standard equipment on the "smart fortwo mhd" which will be available at the end of year, and the Group expects new commercial developments for this starter-alternator technology in the short term.

The **optimization of the industrial footprint,** which aims to support customers' growth while constantly maintaining a competitive cost base, continued. The Group opened two sites in Asia, one in Pusan, South Korea (Engine Cooling) and the other in Foshan, China (Lighting Systems). Moreover, the percentage of productive headcount in competitive-cost countries continued to progress, representing 55% of the total versus 51% at 30 June 2006.

In order to **reinforce its three Domains on a global basis and strengthen its internal growth potential,** the Group announced the creation of two joint ventures in India, one for the Security Systems product family and the other for the Electrical Systems product family. Benefiting from the

[1] Non-GAAP item: cash flow less taxes less variation of working capital requirements less financial expenses plus subsidies less gross investments in tangibles and intangibles.

dynamism of the local market, these two operations are expected to generate sales of some 100 million euros in 2010.

Outlook

For the second half, the Group forecasts an acceleration of global automotive production, driven by North America and Asia.

Valeo continues to concentrate on its strategy based on innovation and the focusing of the product portfolio on its three Domains. The Group is confident in its capacity to achieve its objective of an operational margin of 6% in 2010 and the doubling of its return on capital.

Valeo is an independent industrial group dedicated to the design, production and sale of components, integrated systems and modules for cars and trucks. It is one of the world's leading automotive suppliers. The Group has 133 production sites, 67 R&D centers, 9 distribution platforms, and employs 72,300 people in 29 countries worldwide.

For all additional information, please contact:
Kate Philipps, Group Communications Director, Tel: +33 1.40.55.20.65
Rémy Dumoulin, Investor Relations, Tel: +33 1.40.55.29.30

For more information about the Group and its activities, please visit our web site www.valeo.com

2007

Interim Financial Report

Valeo

BOARD OF DIRECTORS

Thierry Morin
Chairman and Chief Executive officer

Gérard Blanc (1)

Daniel Camus (1)

Pascal Colombani

Jérôme Contamine (2)

Pierre-Alain De Smedt (1)

Philippe Guédon (2)

Lord Jay of Ewelme

Helle Kristoffersen

Georges Pauget (2)

Erich Spitz

(1) Member of the Audit Committee
(2) Member of the Nomination and Remuneration Committee

STATUTORY AUDITORS

PricewaterhouseCoopers Audit
Represented by Mr Serge Villepelet and
Mr Jean-Christophe Georghiou

Salustro Reydel, member of KPMG International
Represented by Mr Jean-Pierre Crouzet and
Mr Emmanuel Paret

CONTENT

Consolidated key figures

(in euro million)*	1st half 2007	1st half 2006	% change 2007/2006
Net sales	5,223	5,257	-0,7%
Other revenues	63	52	+21,2%
Total operating revenues	5,286	5,309	-0,4%
Gross margin	810	835	-3,0%
% of sales	15.5%	15,9%	
Operating income	169	169	0,0%
% of total operating revenues	3,2%	3.2%	
Net income attributable to equity holders of the Company	71	94	-24,5%
% of total operating revenues	1.3%	1.8%	
Basic earnings per share (in euro)	0,92	1.23	-25,2%
Net cash from operating activities	346	413	-16,2%
Capex and intangibles	288	329	-12,5%
Headcount at 30 June	72,300	72,900*	-0,8%

* Including VMA

(in euro million)*	30 June 2007	30 June 2006	% change
Stockholders' equity inc. minority interest	1,836	1,744	+5,3%
Net debt	940	1,053	-10,7%
Gearing	51%	60%	- 9 pts

Quarterly trends (in euro million)*	Q1-2007	Q2-2007
Total operating revenues	2,640	2,646
Gross margin	396	414
% of sales	15.2%	15,9%
Operating income	79	90
% of total operating revenues	3,0%	3,4%

* *Unaudited*

1. REVIEW OF OPERATIONS

1.1. Valeo's activity compared to overall automotive production

Total operating revenues fell by 0.4%, from €5,309 million in the first half of 2006 to €5,286 million in the first half of 2007. The sale of Logitec, effective as of June 30, 2006, had a negative impact of 0.5% on total operating revenues. Changes in exchange rates made a negative contribution of 1.6%. On a like-for-like basis, total operating revenues were up 1.7%, in line with the development of the Group's automotive production benchmark [1].

Sales for the half year reached €5,223 million (€5,257 million for the first half of 2006), comprising €4,356 million from the original equipment segment (83% of the total) and €866 million for the aftermarket (17%). The comparable figures for the first half of 2006 were respectively €4,367 million (83%) and €890 million (17%).

Half-yearly sales for **Europe** came to €3,646 million euros, or 70% of total consolidated sales). On a like-for-like exchange rate basis, this figure remained stable (+0.3% in published data). At the same time, it is estimated that local production of small cars rose by 4.4%, boosted by a 17.2% rise in Central Europe.

In **North America**, Valeo posted half-yearly sales of €678 million (13% of total consolidated sales), down by 4.4%. After exchange rate parity adjustment, sales were actually up by 3.0%, whereas local automobile production was down by 4.6%.

Half-yearly sales for **Asia, Middle East and Oceania** came to €613 million euros, or 12% of total consolidated sales. In Asia, sales were down by 2.7%, but up by 3.1% on a like-for-like basis. In China, billings were up by 40% on a constant exchange rate basis. The Group estimates that light vehicle production increased by 3.1% in Asia, reflecting in particular downturns of 0.2% and 2.2% in Japan and Korea respectively, and an increase of 17.0% in China.

Sales generated in **South America** totaled €253 million (5% of total consolidated sales), up 6.8% compared to the first half of 2006. On a like-for-like basis, the growth rate was 8.1%, while local automotive production grew by 12.1%.

[1] Trends in the production of light vehicles in Europe, North America, South America and Asia, estimated by JD Power and weighted by each region's contribution to consolidated sales.



9 970
18%
13%
69%
5 257
18%
13%
69%
5 223
17%
13%
70%
2006
H1-2006
H1-2007
Europe
North America
Asia and other countries

1.2. New orders

The ratio of orders to sales in the original equipment sector was 1.2 at June 30, 2007, the same as for the first half of 2006.

1.3. Commercial successes and customer awards

Valeo is a major player in Dacia's Logan program, and is involved in its worldwide production deployment. In Romania, nine of the Group's product families are present on this model, and average sales reached around 300 euros per vehicle on the 250,000 vehicles produced last year. Valeo is, or will be, present on this model's other assembly sites (Russia, Iran, Brazil and India) either directly (as in Brazil in particular) or through CKD[2] deliveries, or through licenses.

The Group's **potential for technological innovation** continued to enjoy widespread recognition among market players.

In the **Driving Assistance** Domain, Valeo Raytheon Systems (VRS) won a 2007 PACE[3] Award in the product innovation category, for its Blind Spot Detection system. This is the third successive distinction of this type to be won by Valeo, after the StARS micro-hybrid system in 2006 and the LaneVue™ Lane Departure Warning System in 2005. The blind spot detection system, which helps drivers change lanes by alerting them to the

[2] Completely Knock Down or separate elements. This signifies sets of parts delivered in kit form, in cases, for local assembly in a different country.

[3] PACE awards recognize the best innovations by automotive suppliers in terms of technological advance and commercial performance. The prizes are awarded in partnership with Automotive News, Microsoft, SAP and the Transportation Research Center.

presence of vehicles in their blind spot, will be available on certain Cadillac et Buick models from 2008.

The Park4U™ park assist system, which, as a world "first", has been fitted on the Volkswagen Touran since the middle of the first half of 2007, has made a highly promising start. Developed by Valeo, as world leader in the ultrasonic sensor market, the system seeks out available parking spaces by scanning both sides of the road. Once a space has been identified, the driver stops and puts the car in reverse, thereby activating the automated steering. Assisted by the front and rear ultrasonic sensors, the driver releases the steering wheel but remains in charge of accelerating and braking, during a maneuver which can be interrupted at any time by braking or simply taking over the steering wheel.

In the **Powertrain Efficiency Domain**, the StARS micro-hybrid system, based on new starter-alternator technology, was the subject of further commercial development. Launched as a world "first" in 2004 on the Citroën C2 and C3 models, StARS is fitted in series on the Smart Fortwo mhd (micro-hybrid drive) which will go on the market at the end of the year. In heavy urban traffic conditions, StARS technology can reduce fuel consumption by 13% on the Smart mhd, thereby helping to reduce CO_2 emissions from 112 to 103 grams per kilometer.

Valeo's Stop-Start technology was tested by the Paris transport authorities on a Gruau Microbus. This prototype was also fitted with a regenerative braking system. Part of the vehicle's kinetic energy is transformed into electricity by the starter-alternator during the slowing down and braking phases. The electricity is stored in super-condensers, and can be used to power the vehicle's electrical network without using the battery. In built-up areas where stops are frequent, Valeo's Stop-Start technology could generate fuel savings of up to 20% in this way. Cutting the diesel engine also provides a significant improvement in comfort both for the passengers, who do not feel any vibrations in the seats and the floor.

Valeo's LO_wCO_2MOTION™ research program, whose purpose is to improve the efficiency of car engines and help reduce CO_2 emissions, was awarded €61 million of funding by the French Industrial Innovation Agency[4] (AII). This program focuses on two major innovations developed by the Group:

- The Camless system, in which the camshaft in engines is replaced by electromagnetic actuators that operate each valve independently. This technology should reduce fuel consumption and pollutant emissions by up to 20% on gasoline engines. It also increases torque at low speeds, thereby improving drivability.
- A new-generation micro-hybrid system based on Valeo's StARS +X technology which, as well as the Start Stop function, offers the regenerative braking system described above. The program includes the development of a new high-power alternator and ultracapacitor technology, enabling a 10 to 15% reduction in fuel consumption.

Awards made by its customers attest to the quality of the Group's operational performances.

Toyota Motor Europe awarded five prizes (including two to the Group as a whole) for Sourcing Management, Project Management, and Cost and Quality Management. The Superior Performance Award recognizes the level of quality achieved by the 19 Valeo industrial sites supplying Toyota's European plants: these sites have recorded a dramatic fall in ppm (defective parts per million) and dpm (delivery performance) over the last three years. This is the highest distinction which the Japanese automaker can award to one if its suppliers. It follows the two Superior Performance Awards made by the same automaker to two of the Group's French sites in 2006.

For the second successive year, Valeo Connective Systems was awarded PSA Peugeot Citroën's Ecotech prize. This prize recognizes the supplier's capacity to identify technical productivity gains on its customer's behalf.

Other awards received during the period included the Technical Innovation Award given by Jatco to Valeo Unisia Transmissions, the joint-venture set up by Valeo Transmissions with Unisia Jecs in Japan, for its successful launch of a new torque converter; the Quality Trophy awarded by Tanjin FAW Toyota Company to Valeo Lighting Systems' Chinese Division ; and the OE Supplier Excellence Award offered by Volkswagen South Africa to the Front-end Module Division of Valeo Engine Cooling in South Africa.

1.4. Industrial rationalization

Valeo continues to optimize its industrial facilities in order to accompany its customers' growth, particularly in Asia, and to have a competitive cost base.

- At June 30, 2007, the Group was operating 133 industrial sites, compared to 129 sites at December 31, 2006. During the first half of 2007, three sites sere opened (at Puzan in Korea for Valeo Engine Cooling, Foshan in China for Valeo Lighting Systems and Sunderland in the UK for Valeo Engine Cooling's Front-end module activity). Following the merging of most of the Switches & Detection Systems product family's activities within Valeo Interior Controls [5] during the period, Valeo Climate Control's Nogent-le-Rotrou plant was divided up. At June 30, 2007, 44% of the Group's sites were located in low-cost countries.

[4] Financing subject to EU approval.

[5] This product family, created on April 1st, 2007, groups together Valeo Climate Control's Human Machine Interface production activities, Valeo Switches and Detection Systems' top column modules, steering sensors and detection systems, and Valeo Electronics and Connective Systems' vehicle interior electronic control units.

- The Group employed 72,300 people at June 30, 2007, compared to 72,900 at June 30, 2006 (including 1,600 employees from Valeo Motors and Actuators, a business which was sold off in December 2006). On a like-for-like basis, headcount increased by 1,000, reflecting a reduction of 2,400 in high-cost countries and an increase of 3,400 in low-cost countries. At June 30, 2007, 55% of the production workforce was located in competitive-cost countries, compared to 51% at June 30, 2006.

1.5. Strategic operations

Valeo's acquisitions/disposals strategy is designed to reinforce the Group's three Domains and increase its organic growth potential.

With this in mind, on May 31, 2007, Valeo announced the creation of a joint venture, jointly held at 50%/50% by its Security Systems Branch and A.K. Minda Group, a leading Indian manufacturer of automotive security systems.

Valeo Minda Security Systems will develop, produce and sell Valeo's Security Systems products (locksets, steering column locks, latches, strikers, handles, engine immobilizers and remote keyless entry systems). The new company will take over all the A. K. Minda Group's Security Systems Division's business, and should post sales of around €50 million by 2010. This is Valeo's third joint-venture in a country whose vehicle production is expected to grow considerably, and the cabin safety systems market to expand more than proportionally at the same time.

2. FINANCIAL REVIEW

2.1. Income statement

The income due to the Group's shareholders totaled €71 million for the first half of 2007 compared to €94 million posted in the first half of 2006. Net income per share was €0.92 (including a loss of €0.01 per share accountable to non-strategic activities) compared to €1.23 in the first half of 2006 (including a loss of €0.15 on accountable to non-strategic activities).

Net income attributable to the company's shareholders

(in millions of euros, and as % of total operating revenues)



161
94
71
1.6%
1.8%
1.3%
2006
H1-2006
H1-2007

Basic earning per share



2,10
1,23
0,92
0,48
(0,15)
(0,01)
2006
H1-2006
H1-2007
Résults of non strategic activities

2.1.1. Gross margin

The gross margin for the first half year amounted to €810 million, compared to €835 million for the same period in 2006 (-3.0%). It represented 15.5% of sales, down 0.4 points from the first half of 2006. Valeo estimates that the rise in prices of raw materials trimmed 0.6 percentage points off the gross margin in the first half

Gross margin

(in % of sales)



Quarter
15.9
15.5
15.2
15.9
H1-2006
H1-2007
Q1-2007
Q2-2007

2.1.2. Operating costs excluding production

Research and development costs for the half year rose by 2.0% compared to the first half of 2006 to reach €352 million, and increased by 0.2 points to 6.7% of total operating revenues.

Selling expenses totaled €100 million (-1%) and represent 1.9% of operating revenues, as in the first half of 2006.

Administrative expenses fell by 2.1% to €235 million, representing 4.4% of operating revenues, down 0.1 percentage point compared to the first six months of 2006.

Taking into account other operating revenues[6] of €63 million (€52 million for the first half 2006), the consolidated **operating margin**[7] fell by 7.5% to reach €186 million (3.5% of total operating revenues), compared to €201 million in 2006 (3.8% of operating revenues).

Other income and expenses produced a net expense of €17 million (including €22 million -with no impact on cash resources- following the resolution of a legal dispute, €31 million relating to restructuring costs and €16 million due to loss of value on tangible assets). Other net expenses came to €32 million in the first half of 2006 (including €43 million for restructuring and €14 million in capital gains on the disposal of Logitec). Half-year **operating income** stood at €169 million, the same as for the first half of 2006. This represented 3.2% of operating revenues, a stable ratio compared to 2006.

Operating income

(in % of total operating revenues)



Quarter
3.2%
3.2%
3.0 %
3.4 %
H1-2006
H1-2007
Q1-2007
Q2-2007

2.1.3. Other items in the income statement

The **cost of the net financial debt** for the half-year fell by €3 million to reach €28 million in the first half of 2007. This is due to a slight decrease in the Group's debt and financing rates, down from 4.9% to 4.4%.

Other financial income and expenses resulted in a loss of €20 million versus a gain of €9 million in 2006. This included capital gains of €20 million from the disposal of most of the Group's Parrott shares at the time of its IPO on June 28, 2006.

Including its share in the income of associated companies (€5 million, the same as the previous year), the Group's **pre-tax income** totaled €126 million, a decrease of 17.1% compared to the first half of 2006. The half-year **tax charge** amounted to €50 million (representing an effective rate of tax of 39.7%) compared to €44 million in 2006 (28.9%). The contribution of non-strategic activities[8] and minority interests stood at -€5 million compared to -€14 million in 2006 (including losses of €11 million for activities in the process of disposal).

Net operating cash flow

(in millions of euros and as % of total operating revenues)



680
717
(37)
2006
413
440
(27)
H1-2006
346
380
(34)
H1-2007
Gross operating cash flows
Tax and change in working capital

2.2. Cash flow and debt

Net debt fell from €968 million on December 31, 2006 to €940 million on June 30, 2007, mainly because of the following factors:

- the generation of free cash flow[9] of €78 million, after net tangible and intangible investments of €249 million,
- Dividend payouts of €85 million

[6] Primarily from the sale of prototypes and contributions from customers to development expenses.

[7] Off-balance sheet aggregate defined as the operating income before other income and expenses.

[8] See note 2.2.1 in the notes appended to the summary financial statements page 17

[9] Non GAAP aggregate: cash flow from operations less tax, less change in working capital requirements, less financial expenses, plus subsidies, less net tangible and intangible assets.

Net debt
(in million euros, and as % of shareholders' equity)


968
940
55%
51%
2006
H1-2007

At June 30, 2007, **total consolidated shareholders' equity** amounted to €1,836 million versus €1,752 million at December 31, 2006. This difference is mainly due to the payment of dividends for 2006 (€85 million), net income for the first half (€76 million) and the revaluation of pensions and other employee benefits (€73 million, see note 3.5 in the notes appended to the summary consolidated financial statements).

Provisions totaled €1,222 million at June 30, 2007 compared to €1,355 million at December 31, 2006. These included €665 million for pensions and other employee benefits, compared to €748 million at December 31, 2006. This reduction is due to change in actuarial hypotheses following the increase in interest rates during the half year.

Stockholders' equity
(in millions of euros)


1 714
1 791
2006
H1-2007

3. PROSPECTS

For the second half, the Group anticipates increased growth in world automotive production, fuelled by North America and Asia. The impact of the rise in prices of non-ferrous metals and plastics should be less significant than during the first half.

Valeo is studying certain divestitures which could be carried out if the economic and strategic conditions are acceptable and would allow an economic optimization that respects the interests of the Group.

4. SIGNIFICANT EVENTS SINCE JUNE 30, 2007

On July 24, 2007, Valeo announced that it would take a 66.7% share in a new joint venture with N.K. Minda Group, a leading automotive supplier in India. Located in Pune near Mumbai, the joint venture will develop, produce and sell Valeo Electrical Systems products, including alternators and starter motors for the Indian market.

On July 26, 2007, Valeo announced the acquisition of Connaught Electronics Ltd. (CEL), an Irish producer of vehicle electronic automotive components, and in particular camera applications for driving assistance functions and radio frequency applications for remote vehicle access and security. CEL employs 300 people in Ireland and the Czech Republic, and should post sales of €30 million in 2007.

STOCK MARKET DATA

1. SHARE PRICE

During the first half of 2007, the share's average closing price was 39.21 euros, with a high of 45.21 euros on April 3 and a low of 31.59 euros on January 4. It rose from 31.53 euros on December 31, 2006 to a closing price of 39.81 euros on June 29, representing an increase of 26.3%.

The share outperformed the CAC 40 index, with relative growth of 15.6%. However it underperformed the DJSTOXX Auto index by 8.7%.

2. CHANGE IN SHAREHOLDER STRUCTURE

At June 30 the company's share capital was made up of 78,149,729 shares, compared to 77,580,617 at the end of 2006. The corresponding number of voting rights was 79,753,483 (79,109,454 at December 31, 2006).

To the best of the Company's knowledge, the main shareholders were Pardus European Special Opportunities Master Fund (16.3% of the capital and 16.0% of the voting rights), the Caisse des Dépots et Consignations Group (6.0% and 8.5%), Franklin Resources (4.8% and 4.7%), Société Générale (4.6% and 4.5%), Brandes Investment Partners (4.6% and 4.5%) and Natixis (2.9% and 2.8%). At June 30, 2007, Valeo held 603,714 of its own shares (0.8% of the share capital without voting rights) compared to 686,704 shares at December 31, 2006 (0.9%).

Contact:

Rémy Dumoulin

Investor Relations Director

Valeo

43, rue Bayen

75848 Paris Cedex 17

France

Tel.: + 33 (0) 1 40 55 20 39

Fax. +33 (0) 1 40 55 20 40

email: remy.dumoulin@valeo.com

Provisional schedule for the communication of results

- Third quarter 2007 results: October 17, 2007
- 2007 annual results: First half of February 2008
- First quarter 2008: April 2008
- First half 2008: July 2008.

3. OWNERSHIP STRUCTURE AT JUNE 30, 2007

in % of equity *(in % of voting rights)*



Pardus European Special Opportunities Master Fund LP (USA)
16,3% (16,0%)
Caisse des Dépôts et Consignations (CDC)*
6,0% (8,5%)
Franklin Resources Inc. (USA)
4,8% (4,7%)
Société Générale
4,6% (4,5%)
Brandes Investment Parners LP (USA) 4,6% (4,5%)
Natixis
2,9% (2,8%)
Autres
60,8% (59,0%)

Number of shares : 78 149 729**

Number of voting rights : 79 753 483

**Own account*
*** including 603,714 treasury shares representing (0,8%) Of the company's capital.*

4. STOCK MARKET DATA

	1st half 2007	2006	2005	2004	2003
Market capitalization at end of year (in billion euros)	**3.1**	2.45	2.43	2.58	2.61
Number of shares	**78 149 729**	77 580 617	77 510 357	83 709 024	82 133 728
Highest share price (in euros)	**45.21**	35.40	38.20	38.35	36.40
Lowest share price (in euros)	**31.59**	25.00	30.25	27.22	19.75
Average share (in euros)	**39.21**	30.58	33.79	32.47	29.27
Share price at end of period (in euros)	**39.81**	31.53	31.41	30.80	31.75

5. PER SHARE DATA

(in euros)	1st half 2007	2006	2005	2004	2003
Basic earnings per share *(based on the average number of shares)*	0.92	2.10	1.80	2.92	2.20*
Net dividend	-	1.10	1.10	1.10	1.05
Gross dividend**	-	na**	na**	na**	1.57

* In IFRS

** Amount eligible for the 50% allowance (fiscal year 2004) or 40% (fiscal years 2005 and 2006) provided for in article 158-3-2 of French General Tax Code.

6. SHARE PRICE (01/01/2002 – 30/06/2007)



60
50
40
30
20
10
0
2002
2003
2004
2005
2006
2007
CAC 40
Valeo

7. MONTHLY TRADING VOLUMES



26000000
21000000
16000000
11000000
6000000
1000000
2002
2003
2004
2005
2006
2007

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2007

Contents

Consolidated statements of income

(In millions of euros)	6 months ended June 30, 2007	6 months ended June 30, 2006	Year ended Dec. 31, 2006
NET SALES	**5,223**	**5,257**	**9,970**
Other operating revenues	63	52	116
TOTAL OPERATING REVENUES	**5,286**	**5,309**	**10,086**
Cost of sales	(4,412)	(4,422)	(8,431)
GROSS MARGIN [(1)]	**810**	**835**	**1,539**
% of net sales	15.5%	15.9%	15.4%
Research and development expenditure	(352)	(345)	(681)
Selling expenses	(100)	(101)	(195)
Administrative expenses	(235)	(240)	(458)
Other income and expenses	(17)	(32)	(70)
OPERATING INCOME	**169**	**169**	**271**
% of total operating revenues	3.2%	3.2%	2.7%
Cost of net debt	(28)	(31)	(57)
Other financial income and expenses	(20)	9	(9)
Equity in net earnings of associates	5	5	-
INCOME BEFORE INCOME TAXES	**126**	**152**	**205**
Income taxes	(50)	(44)	(75)
INCOME FROM CORE ACTIVITIES	**76**	**108**	**130**
% of total operating revenues	1.4%	2.0%	1.3%
Income/(loss) from non-strategic activities	-	(11)	36
NET INCOME FOR THE PERIOD	**76**	**97**	**166**
Minority interests	5	3	5
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	**71**	**94**	**161**
% of total operating revenues	1.3%	1.8%	1.6%
Income from core activities attributable to equity holders of the company			
• **Basic earnings per share (in euros)**	0.93	1.38	1.62
• **Diluted earnings per share (in euros)**	0.93	1.31	1.62
Net income attributable to equity holders of the company			
• **Basic earnings per share (in euros)**	0.92	1.23	2.10
• **Diluted earnings per share (in euros)**	0.92	1.18	2.09

(1) Gross margin represents net sales (excluding other operating revenues) less cost of sales.

The notes are an integral part of the condensed consolidated financial statements.

Consolidated balance sheets

(In millions of euros)	June 30, 2007	June 30, 2006 [1]	Dec. 31, 2006
ASSETS			
Goodwill	1,403	1,432	1,415
Other intangible assets	534	530	528
Property, plant and equipment	1,854	1,949	1,918
Investments in associates	102	116	103
Non-current financial assets	40	30	24
Deferred tax assets	115	112	96
Non-current assets	**4,048**	**4,169**	**4,084**
Inventories	646	655	647
Accounts and notes receivable	2,064	2,053	1,834
Other current assets	322	302	311
Taxes recoverable	39	43	64
Other current financial assets	13	16	10
Non-strategic assets	6	138	20
Cash and cash equivalents	737	938	618
Current assets	**3,827**	**4,145**	**3,504**
TOTAL ASSETS	**7,875**	**8,314**	**7,588**
LIABILITIES AND EQUITY			
Share capital	235	233	233
Additional paid-in capital	1,400	1,386	1,387
Retained earnings	156	87	94
Stockholders' equity	**1,791**	**1,706**	**1,714**
Minority interests	45	38	38
Stockholders' equity including minority interests	**1,836**	**1,744**	**1,752**
Provisions - long-term portion	821	965	937
Long-term debt	1,278	1,268	1,274
Deferred tax liabilities	22	16	1
Non-current liabilities	**2,121**	**2,249**	**2,212**
Accounts and notes payable	2,126	2,109	1,955
Provisions - current portion	401	433	418
Taxes payable	74	78	76
Other current liabilities	874	860	836
Current maturities of long-term debt	11	586	54
Other current financial liabilities	13	16	11
Liabilities of non-strategic activities	-	86	-
Short-term debt	419	153	274
Current liabilities	**3,918**	**4,321**	**3,624**
TOTAL LIABILITIES AND EQUITY	**7,875**	**8,314**	**7,588**

(1) The consolidated balance sheet at June 30, 2006 has been restated (see Note 5) and therefore differs from the balance sheet published on July 24, 2006.

The notes are an integral part of the condensed consolidated financial statements.

Consolidated statements of cash flows

(in millions of euros)	6 months ended June 30, 2007	6 months ended June 30, 2006	Year ended Dec. 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income for the period	76	97	166
Equity in net earnings of associates	(5)	(5)	-
Net dividends received from associates	2	2	4
Other expenses (income) with no cash effect	229	271	411
Cost of net debt	28	31	59
Income taxes (current and deferred)	50	44	77
Gross operating cash flows	**380**	**440**	**717**
Income taxes paid	(38)	(50)	(85)
Changes in working capital	4	23	48
Net cash provided by operating activities	**346**	**413**	**680**
CASH FLOWS FROM INVESTING ACTIVITIES			
Outflows relating to acquisitions of intangible assets	(77)	(88)	(165)
Outflows relating to acquisitions of property, plant and equipment	(211)	(241)	(494)
Inflows relating to disposals of property, plant and equipment	39	2	17
Net change in non-current financial assets	(13)	30	32
Impact of changes in scope of consolidation	(8)	6	124
Net cash provided by (used in) in investing activities	**(270)**	**(291)**	**(486)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid to parent company stockholders	(85)	(84)	(84)
Dividends paid to minority interests in consolidated subsidiaries	-	(3)	(5)
Issuance of share capital	18	1	4
Sale (purchase) of treasury shares	3	(2)	4
Issuance of long-term debt	1	2	3
Grants and contributions received	22	20	48
Net interest paid	(41)	(28)	(60)
Repayments of long-term debt	(29)	(31)	(553)
Net cash provided by (used in) financing activities	**(111)**	**(125)**	**(643)**
Effect of exchange rate changes on cash	**9**	**(4)**	**1**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(26)**	**(7)**	**(448)**
Net cash and cash equivalents at beginning of period	**344**	**792**	**792**
Net cash and cash equivalents at end of period	**318**	**785**	**344**
o/w: • Cash and cash equivalents	737	938	618
• Short-term debt	(419)	(153)	(274)

The notes are an integral part of the condensed consolidated financial statements.

Statements of recognized income and expenses

(In millions of euros)	6 months ended June 30, 2007	6 months ended [1] June 30, 2006	Year ended Dec. 31, 2006
Translation adjustment	4	(56)	(69)
Actuarial gains (losses) on defined benefit plans	73	79	27
Cash flow hedges:			
• Gains (losses) taken to equity	3	8	7
• (Gains) losses transferred to profit and loss for the period	(6)	(20)	(19)
Net investment hedges			
• Gains (losses) taken to equity	-	-	-
Fair value adjustments of available-for-sale financial assets [2]	(4)	7	-
Income taxes on items recognized directly in equity	-	(1)	(1)
Income and expenses recognized directly in equity	**70**	**17**	**(55)**
Net income for the period	**76**	**97**	**166**
Total recognized income and expenses for the period	**146**	**114**	**111**
Attributable to:			
• Equity holders of the company	141	113	109
• Minority interests	5	1	2

[1] The statement of recognized income and expenses for the six months ended June 30, 2006 has been restated (see Note 5) and therefore differs from the statement of recognized income and expenses published on July 24, 2006.

[2] This heading includes the impact of the fair value adjustments of available-for-sale financial assets held by associates.

The notes are an integral part of the condensed consolidated financial statements.

Consolidated statement of changes in stockholders' equity

Number of shares	(in millions of euros)	Share capital	Additional paid-in capital	Translation adjustment	Retained earnings	Stockholders' equity	Minority interests	Stockholders' equity including minority interests
76 702 653	**Stockholders' equity at December 31, 2005 [(1)]**	233	1,385	140	(84)	1,674	43	1,717
	Dividends	-	-	-	(84)	(84)	(2)	(86)
(93 524)	Treasury stock	-	-	-	(2)	(2)	-	(2)
	Capital increase	-	-	-	-	-	-	-
40 962	Share-based payments	-	1	-	6	7	-	7
	Income and expenses recognized directly in equity	-	-	(54)	73	19	(2)	17
	Net income for the period	-	-	-	94	94	3	97
	Other movements	-	-	-	(2)	(2)	(4)	(6)
76 650 091	**Stockholders' equity at June 30, 2006 [(1)]**	233	1,386	86	1	1,706	38	1,744
	Dividends	-	-	-	-	-	(2)	(2)
214 524	Treasury stock				6	6	-	6
	Capital increase	-	-	-	-	-	1	1
29 298	Share-based payments	-	1	-	5	6	-	6
	Income and expenses recognized directly in equity	-	-	(12)	(59)	(71)	(1)	(72)
	Net income for the period	-	-	-	67	67	2	69
	Other movements	-	-	-	-	-	-	-
76 893 913	**Stockholders' equity at December 31, 2006**	233	1,387	74	20	1,714	38	1,752
	Dividends	-	-	-	(85)	(85)	-	(85)
82 990	Treasury stock	-	-	-	3	3	-	3
	Capital increase	-	-	-	-	-	3	3
569 112	Share-based payments	2	13	-	4	19	-	19
	Income and expenses recognized directly in equity	-	-	4	66	70	-	70
	Net income for the period	-	-	-	71	71	5	76
	Other movements	-	-	-	(1)	(1)	(1)	(2)
77 546 015	**Stockholders' equity at June 30, 2007**	235	1,400	78	78	1,791	45	1,836

[(1)] Stockholders' equity at December 31, 2005 and June 30, 2006 have been restated (see Note 5) and therefore differ from stockholders' equity published on July 24, 2006.

The notes are an integral part of the condensed consolidated financial statements.

Notes

The condensed interim consolidated financial statements of the Valeo Group for the six months ended June 30, 2007 include the accounts of Valeo, its subsidiaries and the Group's share of associates and jointly controlled entities.

Valeo is an independent Group fully focused on the design, production and sale of components, systems and modules for the automobile sector. It is one of the world's top automotive suppliers.

Valeo is a French legal entity, listed on the Paris Stock Exchange, whose head office is located at 43, rue Bayen, 75017 Paris. Valeo's condensed interim consolidated financial statements were authorized for issue by the Board of Directors on July 26, 2007.

1. Accounting policies

The Valeo Group's consolidated financial statements for the year ended December 31, 2006 were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The condensed interim consolidated financial statements for the six months ended June 30, 2007 have been prepared in accordance with IAS 34 related to interim financial reporting. As permitted by IAS 34, this condensed set of financial statements includes only selected explanatory notes. These notes may be read in conjunction with the consolidated financial statements included in the Group's 2006 registration document[1]. The accounting principles used to prepare the condensed interim consolidated financial statements for the six months ended June 30, 2007 are identical to those used to prepare the 2006 consolidated financial statements.

IFRS 7 – Financial Instruments: Disclosures, does not impact the condensed interim consolidated financial statements for the six months ended June 30, 2007. The new disclosures required by this standard will be described in the consolidated financial statements for the year ending December 31, 2007.

Preparation of the financial statements requires Valeo to make estimates and assumptions which could have an impact on the reported amounts of assets, liabilities, income and expenses. The estimates and underlying assumptions were made on the basis of past experience and other factors considered to be reasonable in the circumstances.

Accordingly, they serve as the basis for the judgments made in determining the carrying amounts of assets and liabilities which could not be determined directly from other sources. The definitive amounts that will be stated in Valeo's future financial statements may be different from the amounts currently estimated. These estimates and assumptions are reviewed on a continuous basis.

[1] This document may be viewed on the Group's website (www.valeo.com) or the AMF's website (www.amf-france.org). Copies may be requested from the Group at the above address.

2. Changes in the scope of consolidation

2.1. Transactions carried out in first-half 2007

Minda Valeo Security Systems Private Limited

On May 31, 2007 Valeo created an Indian joint venture with the A.K. Minda group, one of the largest suppliers of automotive security systems in India. The consolidation of this entity using the proportional method did not have a material impact on the Group's accounts in first-half 2007.

2.2. Transactions carried out in 2006

2.2.1. Sale of Electric Motors & Actuators business

In December 2006, Valeo sold its Electric Motors & Actuators business to the Japanese group Nidec. The sale price for this business was 142 million euros. This transaction generated a capital gain of 46 million euros before tax and 41 million euros after tax at December 31, 2006. This positive impact is recognized in the consolidated statement of income for 2006 under "Non-strategic activities".

The Electric Motors & Actuators business was already classified in "Non-strategic activities" in the interim financial statements published at June 30, 2006, in accordance with the criteria set out in IFRS 5. The profit after tax of the Electric Motors & Actuators business for the six months ended June 30, 2006 is thus presented in aggregate under "Non-strategic activities".

In accordance with IFRS 5, all assets and liabilities relating to this business were aggregated within specific balance sheet captions at June 30, 2006.

At December 31, 2006, following the disposal of the Electric Motors & Actuators business, the related assets and liabilities were removed from the Group's consolidated balance sheet.

2.2.2. Sale of Parrot

In the context of Parrot's IPO, Valeo sold its 14.8% interest in the company in two separate phases. The total capital gain on the sale of this non-consolidated investment was recognized in "Other financial income and expenses" for an amount of 24 million euros at December 31, 2006.

In first-half 2006, the capital gain generated on the sale by Valeo of the first 12.6% stake in Parrot amounted to 20 million euros.

2.3. Investment in Threestar, a Korean company

In February 2006, Valeo acquired 50% of Threestar, the leading Korean manufacturer of automotive radiators. Valeo Samsung Thermal Systems, which was created as a result of this agreement, was proportionally consolidated from January 1, 2006, with the remaining 50% of the capital held by the Samsung Climate Control Group. This company contributed 9 million euros and 6 million euros to Group sales for full-year 2006 and first-half 2007, respectively.

2.4. Sale of Zexel Logitec Company

Valeo sold Zexel Logitec Company on June 30, 2006, and the company was deconsolidated as of that date. Zexel Logitec contributed 30 million euros to Group sales in 2006 for the period from January 1 through June 30. The capital gain recognized by the Group in "Other income and expenses" for the year ended December 31, 2006 amounted to 14 million euros.

2.5. Other transactions carried out in 2006

2.5.1. Ichikoh

Valeo raised its interest in Ichikoh, one of Japan's largest suppliers of automotive lighting systems, from 28.2% at December 31, 2005 to 29.4% at December 31, 2006. This investment is accounted for by the equity method in Valeo's consolidated financial statements.

2.5.2. Valeo Raytheon Systems Inc.

The Valeo Group continued to invest in Raytheon Systems Inc., increasing its stake from 73.1% at December 31, 2005 to 77.2% at December 31, 2006. Valeo owns Raytheon Systems Inc. jointly with the Raytheon group, and accounts for its interest by the proportional consolidation method because of the characteristics of the partnership agreement.

2.5.3. Investments in China

In the first half of 2006, Valeo created a Chinese joint venture with Ichikoh and increased its interest in the Chinese company Hubei Valeo Auto Lighting Systems Co. Ltd. from 75% to 100%. These transactions did not have a material impact on the Group's sales for first-half 2007 or full-year 2006.

3. Notes to the statements of income and balance sheets

3.1. Operating revenues

Operating revenues for the period fell by 0.4%, from 5,309 million euros in the first half of 2006 to 5,286 million euros in the first half of 2007. Changes in Group structure and exchange rates had a negative impact of 0.5% and 1.6%, respectively.

Total operating revenues for the period rose by 1.7% on a comparable Group structure and exchange rate basis.

3.2. Other income and expenses

(In millions of euros)	6 months ended June 30, 2007	6 months ended June 30, 2006	Year ended Dec. 31, 2006
Claims and litigation	22	(1)	(13)
Restructuring	(31)	(43)	(46)
Impairment of property, plant and equipment	(16)	-	(15)
Other	8	12	4
Other income and expenses	**(17)**	**(32)**	**(70)**

3.2.1. Claims and litigation

In the six months ended June 30, 2007, the Group recognized a gain of 22 million euros with no cash effect following the settlement of a commercial dispute.

3.2.2. Restructuring

Restructuring expenses of 31 million euros were recognized in the first half of 2007, mainly comprising costs relating to the continued streamlining and closure of industrial sites in Western Europe.

3.2.3. Impairment of property, plant and equipment

Property, plant and equipment whose recoverable values cannot be estimated individually are grouped together into Cash Generating Units (CGUs).

The recoverable amounts of CGUs are calculated using five-year cash flow projections prepared on the basis of budgets and medium-term plans.

At June 30, 2007, cash flows were discounted using a post-tax rate of 8.1%, a 0.6 point increase on the rate used at December 31, 2006. The change in the discount rate is essentially the result of increases in interest rates on the financial markets.

The increase in the discount rate combined with an adjustment to future performance forecasts of some CGUs led the Group to record a 14 million euro impairment loss on the Compressors product family.

3.2.4. Other

In first-half 2007, this item notably includes capital gains on disposals of property assets.

In 2006, this amount includes the net gain from the sale of Zexel Logitec Company (see Note 2.4).

3.3. Cost of net debt

(In millions of euros)	6 months ended June 30, 2007	6 months ended June 30, 2006	Year ended Dec. 31, 2006
Interest expense	(41)	(43)	(78)
Interest income	13	12	21
Cost of net debt	**(28)**	**(31)**	**(57)**

3.4. Other financial income and expenses

(In millions of euros)	6 months ended June 30, 2007	6 months ended June 30, 2006	Year ended Dec. 31, 2006
Interest expense on unwinding of discount on pension obligations	(25)	(25)	(49)
Expected return on pension plan assets	11	10	19
Currency gains and losses, net	(1)	4	1
Charges to provisions for credit risk	(2)	(1)	(4)
Gain (loss) on disposal of financial assets	-	23	27
Other	(3)	(2)	(3)
Other financial income and expenses	**(20)**	**9**	**(9)**

3.5. Provisions for pensions and other long-term employee benefits

The increase in interest rates during the first half of 2007 led the Group to adjust provisions for pensions and other long-term employee benefits at June 30, 2007 with respect to France, Germany, the United Kingdom and the United States.

The discount rates applied at June 30, 2007 for the countries concerned are as follows:

	6 months ended June 30, 2007 (%)	6 months ended June 30, 2006 (%)	Year ended Dec. 31, 2006 (%)
France	5.3	4.8	4.5
Germany	5.3	4.6	4.4
United Kingdom	5.7	5.2	5.0
United States	6.4	6.3	5.9

This change in actuarial assumptions led to the recognition for the period of a net actuarial gain on pension and other long-term employee benefit obligations in an amount of 64 million euros, which was recorded directly in equity in accordance with the option available under IAS 19. In parallel, at June 30, 2007, the fair values of plan assets were adjusted on the basis of current market rates, which led to a 9 million euro increase in actuarial gains recognized in equity.

These adjustments to actuarial gains and losses did not lead to the recognition of deferred tax assets or liabilities during the period.

Provisions for pensions and other long-term employee benefits amounted to 665 million euros at June 30, 2007, versus 748 million euros at December 31, 2006.

3.6. Notes to the statements of cash flows

3.6.1. Expenses (income) with no cash effect

(In millions of euros)	6 months ended June 30, 2007	6 months ended June 30, 2006	Year ended Dec. 31, 2006
Expenses (income) with no cash effect			
Depreciation, amortization and provisions for impairment	321	312	623
Net charges to/(reversals from) provisions	(54)	1	(96)
Customer contributions	(26)	(23)	(51)
Losses (gains) on sales of non-current assets	(14)	(35)	(74)
Charges related to share-based payments	4	6	11
Other expenses (income) with no cash effect	(2)	10	(2)
TOTAL	**229**	**271**	**411**

3.6.2. Changes in working capital

(In millions of euros)	6 months ended June 30, 2007	6 months ended June 30, 2006	Year ended Dec. 31, 2006
Changes in working capital			
Inventories	1	(28)	(17)
Accounts and notes receivable	(222)	(225)	5
Accounts and notes payable	194	255	88
Other current assets and liabilities	31	21	(28)
TOTAL	**4**	**23**	**48**

4. Additional disclosures

4.1. Segment reporting

The Valeo Group comprises a single business segment ("Automotive equipment"). The Group's secondary reporting level – geographic areas – corresponds to production areas. Additional information is provided based on an appropriate breakdown in order to permit a more accurate analysis of the Group's business.

4.1.1. Reporting by geographic area

(In millions of euros)	Net sales by market	Net sales by area of production	Total assets	Capital expenditure for the period	Number of employees
First-half 2007					
Europe [1]	3,679	3,885	4,065	194	53,400
North America	678	651	537	34	6,900
South America	253	236	245	13	3,800
Asia	613	621	763	37	8,200
Eliminations	-	(170)	(151)	-	-
TOTAL	**5,223**	**5,223**	**5,459**	**278**	**72,300**
First-half 2006					
Europe [1]	3,668	3,859	4,176	217	53,400
North America	709	673	541	44	6,800
South America	237	231	202	23	3,600
Asia	643	645	776	41	7,300
Eliminations	-	(151)	(163)	(1)	-
TOTAL	**5,257**	**5,257**	**5,532**	**324**	**71,100**
Full-year 2006					
Europe [1]	6,931	7,327	3,966	437	51,400
North America	1,325	1,263	539	86	7,200
South America	468	454	210	39	3,600
Asia	1,246	1,238	754	87	7,500
Eliminations	-	(312)	(147)	(2)	-
TOTAL	**9,970**	**9,970**	**5,332**	**647**	**69,700**

[1] Including Africa.

Total segment assets reconcile to total Group assets as follows:

(In millions of euros)	June 30, 2007	June 30, 2006	Dec. 31, 2006
Total segment assets	5,459	5,532	5,322
Assets of non-strategic activities	6	138	-
Financial assets	892	1,100	755
Deferred taxes	115	112	96
Goodwill	1,403	1,432	1,415
TOTAL	**7,875**	**8,314**	**7,588**

Goodwill balances cannot be broken down by geographic area as they are allocated to groups of Cash Generating Units which belong to several areas.

4.1.2. Research and development expenditure by domain of innovation

(In millions of euros)	6 months ended June 30, 2007	6 months ended June 30, 2006	Year ended Dec. 31, 2006
Driving Assistance	93	93	179
Propulsion Efficiency	119	114	219
Comfort Enhancement	127	122	234
Other	13	16	29
TOTAL	**352**	**345**	**661**

4.1.3. Sales by product family

During the first half of 2007, the Group re-allocated business between certain product families. These reclassifications mainly concern Climate Control, Engine Cooling and Interior Controls (previously known as Switches & Detection Systems). Sales by product family previously reported have therefore been adjusted for the periods ended June 30, 2006 and December 31, 2006 in order to facilitate comparison with sales by product family for the six months ended June 30, 2007.

(In millions of euros)	6 months ended June 30, 2007	6 months ended June 30, 2006	Year ended Dec. 31, 2006
Transmissions	400	396	761
Climate Control	740	805	1,485
Engine Cooling	699	669	1,301
Lighting Systems	627	632	1,189
Electrical Systems	595	568	1,084
Wiper Systems	546	536	1,027
Security Systems	379	379	719
Interior Controls	539	529	997
Connective Systems	284	293	545
Compressors	206	238	430
Engine Management Systems	162	190	352
Other and eliminations	46	22	80
TOTAL	**5,223**	**5,257**	**9,970**

4.2. Subsequent events

- **Connaught Electronics Ltd.**

On July 26, 2007, Valeo announced the acquisition of Irish company Connaught Electronics Ltd. (CEL), which develops and manufactures electronic parts for the automotive industry. CEL has some 300 employees in Ireland and the Czech Republic and is expected to generate sales of 30 million euros in 2007.

- **Joint venture with the N.K. Minda group**

On July 24, 2007, Valeo announced the creation of a new 66.7%-owned joint venture with the N.K. Minda group, one of India's leading automotive equipment suppliers. The new entity, Valeo Minda Electrical Systems India Private Limited, is located at Pune, near Mumbai, and will produce alternators and starters.

5. Restatement of financial information

IFRS requires that previously published comparative periods be restated in the event of:

- activities meeting IFRS 5 criteria;
- business combinations (recognition of the definitive fair value of assets acquired and liabilities and contingent liabilities assumed when this fair value was estimated on a provisional basis at the previous balance sheet date);
- changes in accounting policies (unless otherwise provided for by the transitional provisions for the first-time application of new standards); and
- corrections of prior period errors.

Restatements with respect to the increase in 2005 of the Group's interest in two Thai companies, Valeo Siam Thermal Systems Co. Ltd. and Valeo Thermal Systems Sales Thailand Co. Ltd. only concern the period ended June 30, 2006. Accordingly, stockholders' equity at June 30, 2006 was reduced by 11 million euros.

Statutory Auditors' review report on the 2007 condensed interim consolidated financial statements

To the Shareholders,

This is a free translation into English of the Statutory Auditors' review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors and in accordance with article L.232-7 of the French Commercial Code (*Code de commerce*), we hereby report to you on:

- the review of the accompanying condensed interim consolidated financial statements of Valeo, for the six months ended June 30, 2007;
- the verification of the information contained in the interim management report.

These condensed interim consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – "Interim Financial Reporting", as adopted by the European Union.

In accordance with professional standards applicable in France, we have also verified the information given in the interim management report on the condensed interim consolidated financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the condensed interim consolidated financial statements.

Paris and Neuilly-sur-Seine, July 26, 2007

The Statutory Auditors

SALUSTRO REYDEL
MEMBER OF KPMG INTERNATIONAL

PRICEWATERHOUSECOOPERS AUDIT

Jean-Pierre Crouzet   Emmanuel Paret   Serge Villepelet   Jean-Christophe Georghiou

Statement by the person responsible for the 2007 interim financial report

I hereby declare that to the best of my knowledge, the condensed interim consolidated financial statements contained in the 2007 interim financial report have been prepared in accordance with the applicable accounting standards and give a true and fair view of the assets, liabilities, financial position and results of the Valeo Group, and that the interim management report gives a fair description of the material events that occurred during the first six months of the year as well as their impact on the condensed interim consolidated financial statements.

Paris, July 26, 2007

Thierry Morin

Chairman and Chief Executive Officer

END